

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

Ms. Isabella D. Goren
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

> **Re: AMR Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 16, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed July 20, 2011**
> **File No. 001-08400**
>
> **American Airlines, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-02691**

Dear Ms. Goren:

We have reviewed your response dated November 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

AMR Form 10-Q for the Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis

Significant Indebtedness and Future Financing, page 19

1. Refer to your responses to our previous comments 1 and 2. We note that the aircraft collateralizing the $450 million credit facility detailed in your response to our previous

comment 2 appear to be those currently subject to an evaluation of their useful life. We also note that these aircraft comprise approximately 43% of total aircraft owned. Further, it appears from your response to our previous comment 2 that each of the listed credit facilities is either very close to the specified covenant or is currently out of compliance with the covenant and therefore incurring punitive interest charges. As a decline in the fair market value of your aircraft and other assets, the potential requirement for you to post additional collateral for the $450 million and 2005 Spare Engine EETC facilities, and the requirement for you to pay additional interest on the $1 billion facility could impact your future liquidity and constitutes a known trend, please revise your disclosure in future filings to include the loan to value covenant for each of these facilities as well as your calculation of each covenant as of the last measurement date. Further, please discuss the carrying values and fair market values of assets available to post as additional collateral (should it be required).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief